February 3, 2006


Via U.S. Mail and facsimile at (212) 688-1158

Marc Weitzen , Esq.
Icahn Associates
767 5th Avenue, Suite 4700
New York, New York 10153

Re:	Time Warner, Inc. (the "Company")
	Communications filed on Schedule 14A pursuant to Rule 14a-12
      Filed by Icahn Partners et al. on January 30
	and February 3, 2006
	File No. 001-15062

	Response letter dated Feb. 1, 2006 to SEC comments issued
Jan. 26, 2006

Dear Mr. Weitzen:

      We have reviewed the above-referenced filings and prior correspondence, and have the following comments. If you disagree any of the comments, we will consider your explanation as to why one or more of our comments may be inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. After reviewing your response, we may or may not raise additional comments.

 	Please understand that the purpose of our review process is to assist you in your compliance with the applicable requirements, and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Please feel welcome to call us at the telephone number listed at the end of this letter.

 	Schedule 14A filed on January 31, 2006

1. Please confirm that the filing parties will not submit opinions or beliefs as factual assertions in future filings, and provide us with reasonable factual support for the following statement from
Exhibit 3 concerning the alleged constraint of the company`s subsidiaries:

"They must not be constrained by a counterproductive bureaucracy at Columbus Circle." In response to this comment, please also provide us with the standard upon which the filing parties are relying to determine productivity. We note that a similar statement to the one cited herein is also made in Exhibit 2 to this filing.

2. We note the continued use of the statement, "However, neither the fact of this filing nor anything contained herein shall be deemed to be an admission by any of such parties that it is the beneficial owner of any shares of Common Stock beneficially owned by any other parties, except as otherwise disclosed herein." As expressed to you in prior comment number five of the letter issued on January 26, this statement appears to disclaim beneficial ownership in a manner in which beneficial ownership is effectively not reported as required by Rule 14a-12(a)(1)(i). Please be advised that Rule 13d-4 upon which the filing parties relied in drafting this disclosure only refers only to a statement filed with the SEC as that term is used in Rule 13d-1 and corresponding Rules 13d-101 and 102 of Regulation 13D. In addition, parties cannot disclaim beneficial ownership when they, directly or indirectly, indisputably have acquired or otherwise share beneficial ownership. See In the Matter of the Coca Cola Company, Exchange Act Release No.13655, January 21, 1977, for guidance on when the Commission may bring an enforcement action against a person making such a disclaimer without adequate justification.

3. Please be advised the staff continues to evaluate the participants` compliance with Rule 14a-12(a)(1)(i) and may request that the filing parties clearly present their interests in a tabular format in a future filing.

Response Letter dated February 1, 2006

4. We have read the analysis and supporting documentation provided in response to prior comment one of our letter dated January 26, 2006, and cannot agree the information filed provides a reasonable factual foundation for the assertion that the Time Warner Board of Directors "secretly" dismissed a proposal made by a former director. Please provide us with the factual foundation upon which the filing persons relied to make the assertion contained in the December 13, 2005 filing. Rule 14a-9, as you are aware, requires the filing parties to produce facts, not inferences, speculation or conjecture, in support of the claim that was made in the December 13, 2005 filing.
For example, please demonstrate that the Time Warner Board of Directors took formal action to collectively reject Mr. Case`s proposal. Alternatively, please include a prominent statement in a future filing that the filing parties asserted without a reasonable factual foundation that the Time Warner Board of Directors secretly dismissed a proposal by a former director.

Schedule 14A filed on February 3, 2006

5. This filing contains the same improper use of the disclaimer language that is the subject of comment 3 of this letter. Please refrain from using this language, and be advised that future filings should contain language affirmatively indicating that the participants do in fact beneficially own the shares disclosed in the filing contrary to language in prior filings suggesting otherwise.

6. Please confirm that the filing parties intend to file all postings that are considered soliciting material made on the website www.enhancetimewarner.com under cover of Schedule 14A pursuant to Rule 14a-12. Please note that we would consider all soliciting materials found on this website to the responsibility of the participants irrespective of whether or not the participants actually produced the content found in the posting.

Closing Comments

 	Please furnish a cover letter with your responses to our comments and provides any requested supplemental information. Please understand that we may have additional comments after reviewing any amendments to your filings and responses to our comments.

 	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision.

      Please direct any questions to me at (202) 551-3266.

Sincerely,



Nicholas P. Panos
Special Counsel
Office of Mergers and Acquisitions